Filed Pursuant to Rule 433
Registration No. 333-194227
January 8, 2016

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated January 8, 2016)

Issuer:	Alabama Power Company
Format:	SEC Registered
Security:	Series 2016A 4.300% Senior Notes due January 2, 2046
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Expected Ratings:*	A1(Stable)/A-(Negative)/A+ (Stable) (Moody’s/Standard & Poor’s/Fitch)
Trade Date:	January 8, 2016
Expected Settlement Date:	January 13, 2016 (T+3)
Size:	$400,000,000
Maturity Date:	January 2, 2046
Interest Payment Dates:	January 2 and July 2 of each year, beginning July 2, 2016
Coupon:	4.300%
Initial Public Offering Price:	99.334%
Benchmark Treasury:	2.875% due August 15, 2045
Benchmark Treasury Yield:	2.940%
Spread to Benchmark Treasury:	+140 basis points
Re-Offer Yield:	4.340%
Optional Redemption:
Make-Whole Call:	Prior to July 2, 2045 at T+25 basis points
Par Call:	On or after July 2, 2045 at 100%
CUSIP/ISIN:	010392FP8/US010392FP84
Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BBVA Securities Inc. Regions Securities LLC The Williams Capital Group, L.P. CastleOak Securities, L.P. Siebert Brandford Shank & Co., L.L.C.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, Barclays Capital Inc. toll free at 1-888-603-5847, BNP Paribas Securities Corp. toll free at 1-800-854-5674, Goldman, Sachs & Co. toll free at 1-866-471-2526 or Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848.